UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Acquires Worldwide Distribution Rights to Ensemble Drama “Winged Creatures” Starring Academy Award-Winning Cast

Film Co-Starring Kate Beckinsale, Dakota Fanning, Guy Pearce and

Forest Whitaker, with Jennifer Hudson and Jackie Earle Haley to be Pre-Sold at Cannes Film Festival

Toronto – May 2, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an innovative film and television entertainment company, announced today that it has acquired worldwide distribution rights for all media to the feature film “Winged Creatures,” which stars three of this year’s most celebrated actors, 2007 Academy Award-winner Forest Whitaker (“The Last King of Scotland,” “Platoon”), 2007 Academy Award-winner Jennifer Hudson (“Dreamgirls”) and 2007 Academy Award-nominee Jackie Earle Haley (“Little Children,“ “Bad News Bears“). The all-star cast ensemble drama also features Screen Actors Guild Award-nominee Guy Pearce (“Memento” “LA Confidential”), Screen Actors Guild Award-nominee Kate Beckinsale (“The Aviator” “Pearl Harbor”), and Screen Actors Guild Award-nominee Dakota Fanning (“War of The Worlds,” “I Am Sam”).

“Winged Creatures” will be pre-sold at the Cannes Film Festival by Julie Sultan, Executive Vice President of International Theatrical Film Sales at Peace Arch.

“’Winged Creatures’ is an extraordinarily moving work that exemplifies the type of high-quality independent feature that Peace Arch is now supplying to worldwide markets,” said John Flock, President of Peace Arch Entertainment. “As we head into Cannes in two weeks, we believe ‘Winged Creatures’ will be one of the most sought-after titles at the market, and with our newly expanded sales team we anticipate great success for both our filmmakers and our shareholders.”

The film is directed by Australian Rowan Woods (“Little Fish,” “The Boys”), based upon a screenplay by Roy Freirich. Robert Salerno (“21 Grams,” “Chapter 27,” “Delirious“) is producing the film, which recently completed principal photography in Los Angeles.

In “Winged Creatures,” though commonly linked by a life-changing tragedy, the survivors of a senseless multiple murder are each left to divine their own path to understanding their personal mortality and their connection to society.

The supporting cast includes Embeth Davidtz (“Schindler’s List,” “Army of Darkness” “Junebug”), Jeanne Tripplehorn (“Basic Instinct,” “The Firm,” “Sliding Doors”), Josh Hutcherson (“Bridge To Terabithia,” “Polar Express,” “American Splendor”), Robin Weigert (“The Good German,” “Deadwood,” “Angels In America”), and Troy Garity (“Soldier’s Girl,” “Bandit” “Barbershop”)

In addition to Peace Arch Entertainment’s expanding library of motion pictures and long-form television programming, the company’s current line-up of feature films includes the romantic comedy “The Deal” starring William H. Macy, Meg Ryan, LL Cool J and Elliott Gould, now in post-production, the romantic comedy "Watching The Detectives" starring Cillian Murphy and Lucy Liu world premiering at the Tribeca Film Festival and screening at Cannes, two of the favorites at the 2007 Sundance Film Festival: the drama "Chapter 27" starring Jared Leto and Lindsay Lohan, also screening at Cannes, and "Delirious," a comedy starring Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello.  Peace Arch also co-produced and is the worldwide distributor of the ten-hour event television series "The Tudors" starring Golden Globe Award-winning Jonathan Rhys Meyers ("Match Point"), Henry Czerny ("Mission Impossible") and Golden Globe Award-nominated Sam Neill ("Jurassic Park"), which was recently renewed for a second season following record-setting ratings for Showtime Networks in the United States.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Contact:

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 2, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.